[redacted]

SEC 14040242 IISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 04 2014
Washington DC
405

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67836

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Petsky Prunier Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 Broad Street, 38th Floor
(No. and Street)

New York	NY	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Petsky 212-842-6001
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kamler, Lewis & Noreman LLP
(Name – *if individual, state last, first, middle name*)

One Linden Place	Greak Neck	NY	11021
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/31/14

OATH OR AFFIRMATION

I, Michael Petsky, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Petsky Prunier Securities, LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of New York }
County of New York } SS:

Signature

Michael Petsky, CCO

Title

Notary Public

LE XING LEE
Notary Public - State of New York
NO. 01LE6235889
Qualified in Queens County
My Commission Expires 2/14/15

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

The
LeGaye Law Firm P.C.

Tel: (281) 367-2454
Fax: (866) 338-6353

www.LeGayeLaw.com

2002 Timberloch Drive, Suite 200 ◇ The Woodlands, Texas 77380

February 27, 2014

Via Overnight Delivery

SEC
Mail Processing
Section
MAR 04 2014
Washington DC
405

Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: Petsky Prunier Securities, LLC; Firm ID # 146679
Annual Audit Report, Form X-17A-5

Dear Sir or Madam:

On behalf of the above captioned member firm, enclosed please find two (2) counter-original Annual Audited Reports for the fiscal year ended December 31, 2013 with supporting Facing Page.

Should you have any questions regarding the enclosed reports, please feel free to contact the undersigned or Michael Petsky of Petsky Prunier Securities, LLC.

Sincerely,

Debra M. Schaps

Debra M. Schaps*
Enclosures (as stated)

cc: Michael Petsky – Petsky Prunier Securities, LLC (with enclosure)
SEC – New York, NY Regional Office (w/enclosure)
Securities Investor Protection Corporation (SIPC) (w/ enclosure)
FINRA (filed electronically)
Arizona Corporation Commission (w/enclosure)

** Not Licensed to Practice Law*

PETSKY PRUNIER SECURITIES, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY

INFORMATION REQUIRED BY RULE 17a-5 OF

THE SECURITIES AND EXCHANGE COMMISSION

AND INDEPENDENT AUDITOR'S REPORT

AND REPORT ON

INTERNAL ACCOUNTING CONTROL

DECEMBER 31, 2013

PETSKY PRUNIER SECURITIES, LLC
Financial Statements and Supplementary
Information Required By Rule 17a-5 of
The Securities and Exchange Commission
And Independent Auditor's Report
December 31, 2013

KAMLER, LEWIS & NOREMAN LLP
Certified Public Accountants

One Linden Place
Great Neck, NY 11021-2640
Tel (516) 829-0900
Fax (516) 829-0906

220 White Plains Road
Tarrytown, NY 10591
Tel (914) 997-0800

Independent Auditor's Report

Member and Directors
Petsky Prunier Securities, LLC

We have audited the accompanying financial statements Petsky Prunier Securities, LLC, (the Company), which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Petsky Prunier Securities, LLC, as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Kamler, Lewis & Noreman, LLP

Great Neck, New York
February 25, 2014

PETSKY PRUNIER SECURITIES, LLC
Statement of Financial Condition
December 31, 2013

Assets

Assets:		
Cash and cash equivalents	$	740,237
Accounts receivable		52,316
Prepaid expenses		21,735
	$	814,288

Liabilities and Member's Equity

Liabilities:		
Accounts payable and accrued expenses	$	36,147
Due to member		160,739
		196,886
Member's Equity		617,402
	$	814,288

The accompanying notes are an integral part of these financial statements.

PETSKY PRUNIER SECURITIES, LLC
Statement of Income
For the Year Ended December 31, 2013

Revenues	$ 9,529,570
Direct expenses	
Commissions	2,437,618
Employee compensation	2,288,657
Regulatory	53,723
Management fees (Note 2)	600,000
Other operating expenses	139,824
	5,519,822
Income from operations	4,009,748
Provision for local income tax	152,000
Net income	$ 3,857,748

The accompanying notes are an integral part of these financial statements.

PETSKY PRUNIER SECURITIES, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2013

Opening balance, January 1, 2013	$	630,039
Distributions		(3,870,385)
Net income		3,857,748
Balance, December 31, 2013	$	617,402

The accompanying notes are an integral part of these financial statements.

PETSKY PRUNIER SECURITIES, LLC
Statement of Cash Flows
For the Year Ended December 31, 2013

Cash Flows From Operating Activities:	
Net Income	$ 3,857,748
Changes in assets and liabilities:	
Decrease in accounts receivable	447,683
Increase in prepaid expenses	(5,061)
Decrease in accounts payable and accrued expenses	(413)
Decrease in local income taxes payable	(35,000)
Net Cash Provided by Operating Activities	4,264,957
Cash Flows from Financing Activities:	
Member's distributions	(3,870,384)
Increase in due to member	239,894
Net Cash Used in Financing Activities	(3,630,490)
Net Increase in Cash	634,467
Cash, beginning of year	105,770
Cash, end of year	$ 740,237
Supplemental disclosure of cash information:	
Cash paid during the year for income taxes	$ 40,000

The accompanying notes are an integral part of these financial statements.

PETSKY PRUNIER SECURITIES, LLC
Notes to Financial Statements
December 31, 2013

Note 1 - Summary of Significant Accounting Policies
Business Organization and Description

Petsky Prunier Securities, LLC (the "Company") was formed on July 15, 2005 under the laws of the State of New York. The Company was formed as a registered broker dealer. The agreement was amended effective September 1, 2012, whereas the former members contributed 100% of their interest, and is now owned by a sole member of the Company. The Company does not carry customer accounts and does not process or safe-keep customer funds or securities and is therefore exempt from Rule 15c3-3 of the Securities and Exchange Commission. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company is an investment bank focused on the advertising, marketing and digital media industries. Investment banking revenues include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with maturities of less than three months at the date of purchase to be cash equivalents.

Fair Value of Financial Instruments

The carrying amounts of the Company's cash, accounts payable and accrued expenses approximate their respective fair values at December 31, 2013.

Revenue Recognition

Revenue is recognized when security deals are closed, securities are exchanged and all elements of contractual fulfillment are met.

Income Taxes

The Company, a limited liability company, includes its operations in the federal and state tax returns of its sole member. Accordingly, no provision has been made in the accompanying financial statements for federal and state income taxes as its member is responsible for the taxable income. The calculation of the income tax provision is determined under a company policy which provides that the Company's current taxes are calculated on a separate return basis. With respect to New York City unincorporated business tax, the income tax provision has been prepared as if the company were a stand-alone entity and filed separately. The allocated tax liability of $160,739 is included in due to member.

Income Taxes (continued)

As of December 31, 2013, the Company did not have any unrecognized tax benefits or liabilities. The Company is no longer subject to tax examinations for years previous to the three year statute of limitations and there are presently no ongoing tax examinations.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax provisions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in such estimates may affect amounts reported in future periods.

Subsequent Events

The Company evaluates events occurring after the date of the financial statements to consider whether or not the impact of such events needs to be reflected or disclosed in the financial statements. Such evaluation is performed through the date the financial statements are issued, which is February 25, 2014 for these financial statements.

Note 2 - Related Party Transactions

The Company has a management fee agreement with its sole member which the Company pays $50,000 per month for a variety of management services. The Company also paid its member, pursuant to a compensation agreement effective January 1, 2013, $2,437,618 and $2,288,657 in 2013, for commission and employee compensation, respectively.

The Company and a related party have customers in common. The related party provides consulting services to these customers which may facilitate later transactions with the Company.

Note 3 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15.1. The rule also provides that capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10:1. At December 31, 2013, the Company had net capital of $543,351, which was $530,225 in excess of its required net capital of $13,126. The Company's ratio of Aggregate Indebtedness to Net Capital was 0.36 to 1.

Note 4 - Exemption

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

KAMLER, LEWIS & NOREMAN LLP
Certified Public Accountants

One Linden Place
Great Neck, NY 11021-2640
Tel (516) 829-0900
Fax (516) 829-0906

220 White Plains Road
Tarrytown, NY 10591
Tel (914) 997-0800

Independent Auditor's Report on Supplementary Information
Required by Rule 17a-5 Under the Securities Exchange Act of 1934

Member and Directors
Petsky Prunier Securities, LLC

We have audited the financial statements of Petsky Prunier Securities, LLC as of and for the year ended December 31, 2013, and have issued our report thereon dated February 25, 2014, which contained an unmodified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, II and III, required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Kamler, Lewis & Noreman LLP

Great Neck, New York
February 25, 2014

PETSKY PRUNIER SECURITIES, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2013

Schedule I

Net Capital:		
Total member's equity per statement of financial condition	$	617,402
Deductions - nonallowable assets:		
Other assets		74,051
Total Net Capital (Note 3)	$	543,351
Aggregate Indebtedness:		
Accounts payable and accrued expenses	$	196,886
Total Aggregate Indebtedness	$	196,886
Computation of Basic Net Capital Requirement:		
Minimum net capital required (6-2/3% of 196,886)	$	13,126
Minimum dollar net capital requirement	$	5,000
Net capital requirement	$	5,000
Excess net capital (Note 3)	$	530,225
Ratio of aggregate indebtedness to net capital (Note 3)		0.36

There are no material differences between the preceding computation and the Company's corresponding amended unaudited Part II of Form X-17A-5 as of December 31, 2013.

The accompanying notes are an integral part of these financial statements.

PETSKY PRUNIER SECURITIES, LLC
Reconciliation Pursuant to Rule 17a-5(d)(4) of
The Securities and Exchange Commission
December 31, 2013

Schedule II

Net Capital per amended December 31, 2013 FOCUS report (Filed February 18, 2014)	$ 543,351
Net Capital per this report (Schedule I)	$ 543,351

The accompanying notes are an integral part of these financial statements.

PETSKY PRUNIER SECURITIES, LLC
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2013

Schedule III

Exemptive Provisions

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(i).

The accompanying notes are an integral part of these financial statements.

KAMLER, LEWIS & NOREMAN LLP
Certified Public Accountants

One Linden Place
Great Neck, NY 11021-2640
Tel (516) 829-0900
Fax (516) 829-0906

220 White Plains Road
Tarrytown, NY 10591
Tel (914) 997-0800

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5

Member and Directors
Petsky Prunier Securities, LLC

In planning and performing our audit of the financial statements of Petsky Prunier Securities, LLC (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5
(Continued)

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kamler, Lewis & Noreman LLP

Kamler, Lewis & Noreman LLP

Great Neck, New York
February 25, 2014

PETSKY PRUNIER SECURITIES, LLC

AGREED UPON PROCEDURES REQUIRED BY

SEC RULE 17a-5(e)(4)

FOR THE YEAR ENDED

DECEMBER 31, 2013

KAMLER, LEWIS & NOREMAN LLP
Certified Public Accountants

One Linden Place
Great Neck, NY 11021-2640
Tel (516) 829-0900
Fax (516) 829-0906

220 White Plains Road
Tarrytown, NY 10591
Tel (914) 997-0800

Independent Accountants' Report

Member and Directors of Petsky Prunier Securities, LLC
60 Broad Street
New York, NY 10004

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Petsky Prunier Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Petsky Prunier Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC – 7). Petsky Prunier Securities, LLC's management is responsible for the Petsky Prunier Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts in Form SIPC-7 for the year ended December 31, 2013, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and related working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Kamler, Lewis & Noreman LLP

Kamler, Lewis & Noreman LLP

Great Neck, New York
February 25, 2014

PETSKY PRUNIER SECURITIES, LLC
Schedule of Assessment and Payments
Assessment Reconciliation (Form SIPC-7)
To the Securities Investor Protection Corporation (SIPC)
For the Year Ended December 31, 2013

Assessment $23,822

Payments made to Securities Investor Protection Corporation:

Date	Amount
July 18, 2013	$ 10,644
To be paid	13,178
	$ 23,822

Unaudited – See accompanying agreed upon procedures.

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

Amendment
For the fiscal year ended 12/31/2013

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067836 FINRA DEC
PETSKY PRUNIER SECURITIES LLC 5*5
60 BROAD ST 38TH FL
NEW YORK NY 10004-2306

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Daniel LeGaye (281) 367-2454

2. A.	General Assessment (item 2e from page 2)	$ 23,821.88
B.	Less payment made with SIPC-6 filed (exclude interest) 07/18/13 Date Paid	(10,644.23)
C.	Less prior overpayment applied	(0.00)
D.	Assessment balance due or (overpayment)	13,177.65
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	0.00
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 13,177.65

Check paid on check #5262 on 01/30/2014:

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) — 13,046.86 Payment; $ 130.79 Total Due

$13,177.65 Total Payment

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Petsky Prunier Securities LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the _____ day of ________________, 20_____.

Designated Principal
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2013
and ending 12/31/2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 9,529,570
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Interest Income (Deductions in excess of $100,000 require documentation)	818
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	818
2d. SIPC Net Operating Revenues	$ 9,528,752
2e. General Assessment @ .0025	$ 23,821.88

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